UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 10, 2015

Commission File Number: 1-15060

UBS Group AG

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS Group AG, which appears immediately following this page.

UBS Group AG has filed the request for a SESTA procedure to obtain 100% ownership in UBS AG

Zurich/Basel | 10 Mar 2015, 06:45 | Price Sensitive Information

Zurich/Basel, 10 March 2015 – Following the successful completion of the share exchange offer to acquire all issued shares of UBS AG in December 2014 , UBS Group AG has filed a request with the Commercial Court of the Canton of Zurich for a procedure under article 33 of the Swiss Stock Exchange Act (the “SESTA Procedure”). If the SESTA Procedure is successful, the shares of the remaining minority shareholders of UBS AG will be automatically exchanged for UBS Group AG shares, and UBS Group AG will then become the 100% owner of UBS AG.

While UBS Group AG is confident it will conclude the SESTA Procedure successfully, both the timing and outcome of the procedure are dependent on the court. UBS currently expects that the SESTA Procedure will be completed in the second half of 2015.

UBS Group AG may continue to acquire additional UBS AG shares using any method permitted under applicable law. This includes purchases of UBS AG shares or share equivalents, or exchanges of UBS AG shares with UBS Group shares on a one-for-one basis.

As previously announced, UBS AG shares will be delisted from the SIX Swiss Exchange after the successful completion of the SESTA Procedure.

UBS Group AG and UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: March 10, 2015